September 12, 2016

VIA COURIER AND BY EDGAR

Mr. Jay Ingram

Legal Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Versum Materials, Inc.
Registration Statement on Form 10 File
No. 0001-37664
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Mr. Ingram:

Versum Materials, Inc. (“Versum”) hereby requests that the effectiveness of its Registration Statement on Form 10 (File No. 0001-37664) (the “Registration Statement”) be accelerated so that, in conjunction with your receipt on September 12, 2016 of certification from the New York Stock Exchange that the shares of common stock of the Versum have been approved for listing and registration, the Registration Statement will become effective as of 4:30 p.m. on September 14, 2016. In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, the reasons for this request are as follows: at its meeting on September 9, 2016, the board of directors of Air Products and Chemicals, Inc. (“Air Products”) took several actions in connection with the spin-off of Versum from Air Products, including establishing the distribution ratio for the spin-off whereby shareholders of Air Products will receive one share of Versum common stock for every two shares of Air Products common stock they hold on the record date, setting a record date of September 21, 2016 and setting a distribution date of October 1, 2016. Air Products and Versum wish to commence immediately following effectiveness the process of printing the Information Statement, which is filed with the Securities and Exchange Commission (the “SEC”) as an exhibit to the Registration Statement, and mailing it as soon as possible thereafter.

Jay Ingram

Securities and Exchange Commission

September 12, 2016

Versum hereby acknowledges each of the following:

•	The adequacy and accuracy of the disclosures in the above filing is Versum’s responsibility.

•	The comments of the staff of the SEC (the “Staff”) or the changes to disclosure Versum makes in response to the Staff’s comments do not foreclose the SEC from taking any action on the above filing.

•	Versum may not assert the Staff’s comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

Jay Ingram

Securities and Exchange Commission

September 12, 2016

Please contact the undersigned at (610) 481-7898 should you require further information or have any questions.

Very truly yours,

Versum Materials, Inc.

By:	/s/ Guillermo Novo
Name: Guillermo Novo
Title: President

cc:	Mary Afflerbach, Corporate Secretary and Chief Governance Officer Air Products and Chemicals, Inc.
C. Michael Chitwood, Skadden, Arps, Slate, Meagher & Flom LLP